Exhibit 99.2 Press Release 29 August 2017 07:00 am CEST Regulated Information

Celyad Reports First Half 2017 Financial Results and

Operational Progress

Celyad’s management will host a conference call at 2pm CEST / 8am EDT today

•	Strong progress in THINK trial with first signals of clinical activity in solid tumors

•	Non-exclusive license agreement signed with Novartis

•	New licensing agreement reached with CAR-T technology inventors

•	Strong central IP position in the allogeneic CAR-T field confirmed by USPTO

Mont-Saint-Guibert, Belgium—Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a pioneer in the discovery and development of CAR-T cell therapies, today announced its consolidated financial results for the six-month period ending 30 June 2017, prepared in accordance with IFRS as endorsed by the European Union. The full interim financial report is available on Celyad’s website in the Investors section. The half year 2017 consolidated financial statements were subject to a limited review by the company’s statutory auditors.

Operational Highlights of the first half of 2017

Immuno-oncology Platform

Steady progress has been made in advancing the THINK trial (THerapeutic Immunotherapy with CAR-T NKG2D), Celyad’s second clinical trial with its lead product candidate, CYAD-01 (CAR-T NKG2D).

The THINK trial was initiated in late 2016 and is being conducted in the United States and Europe. THINK includes two stages: a dose escalation and an extension stage. The dose escalation stage is being conducted in parallel in five solid cancers (colorectal, pancreatic, ovarian, triple negative breast and bladder) and in two hematologic cancer groups (Acute Myeloid Leukemia (AML) and Multiple Myeloma (MM), while the extension phase will evaluate in parallel each tumor type independently. The dose escalation design includes three dose levels adjusted to body weight: up to 3x108, 1x109 and 3x109 CYAD-01 cells. At each dose, the patients receive three successive administrations, two weeks apart, of CYAD-01 at the specified dose.

All patients enrolled in the second cohort of the solid arm have been dosed successfully, as well as the first patient enrolled in the second cohort of the liquid arm. No adverse events have been reported.

Major clinical milestones achieved in the first half of 2017 include:

•	No adverse events reported in patients treated to date in both the solid and liquid arms, in-line with the positive safety profile seen in the CM-CS1 Phase I clinical trial conducted in 2015 and 2016 in the US. To date there have been no reports of safety concerns including unexpected serious adverse reactions, dose limiting toxicities or cytokine release syndrome toxicity;

•	Promising early clinical results were reported at the 3-month follow-up from the first dose-level in solid tumors. At the first 3 x 10[8] cell dose-level administered to a total of three patients with metastatic cancer, the two colorectal cancer (mCRC) patients progressing after at least two prior chemotherapy regimens, achieved a confirmed Stable Disease according to RECIST criteria at three months.

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Press Release 29 August 2017 07:00 am CEST Regulated Information

In July, Celyad initiated the SHRINK trial (Standard CHemotherapy Regimen and Immunotherapy with CAR-T NKG2D), the third clinical trial with CYAD-01. SHRINK is an open-label Phase I trial evaluating the safety and clinical activity of multiple doses of CYAD-01, administered concurrently with the neoadjuvant FOLFOX treatment in patients with potentially resectable liver metastases from colorectal cancer.

Dr. Christian Homsy, CEO of Celyad, said: “We are very pleased with these encouraging preliminary results from the THINK trial, with signs of clinical activity reported in colorectal cancer patients at the first dose administered. With these early data, we feel even more encouraged about the clinical development plan of our lead program, CYAD-01, and look forward to quickly advancing the SHRINK trial. We hope to gather additional evidence of clinical activity in both hematological and solid tumor indications over the second half of 2017.”

Cardiovascular Platform

In May, Celyad announced that the U.S. Food and Drug Administration (FDA) had granted Fast Track designation for its C-Cure® therapy. The FDA granted Fast Track Development Program designation based on CHART-1 data related to reduction in mortality, hospitalization and improvement of quality of life in patients with chronic heart failure secondary to ischemic cardiomyopathy with baseline Left Ventricular End-Diastolic Volumes (LVEDV) between 200 and 370ml.

Intellectual Property

In January, the U.S. Patent and Trade Office (USPTO) upheld, for a third time, Celyad’s U.S. Patent No. 9,181,527 relating to allogeneic human primary T-cells that are engineered to be TCR-deficient and express a chimeric antigen receptor (CAR). In March, the USPTO rejected another request for a re-examination of the same patent. Celyad’s critical patent remains valid and enforceable.

In May, Celyad obtained a new patent related to its method of treating cancer by administering allogeneic primary human T cells that are engineered to be T-Cell Receptor (TCR)-deficient and to express a CAR. US Patent n°9,663,763 is the third patent in Celyad’s allogeneic intellectual property portfolio awarded by the USPTO. This new patent claims specifically methods of treating cancer patients with allogeneic TCR-deficient CAR-T immunotherapies. Earlier patents were related to the allogeneic TCR-deficient CAR-T cells per se, and to methods of producing them. The combination of this patent with earlier granted US patents, consolidates Celyad’s strong intellectual property (IP) position in the allogeneic CAR-T field and strengthens the Celyad’s IP portfolio covering key elements in the allogeneic TCR-deficient CAR-T cells production value chain.

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Press Release 29 August 2017 07:00 am CEST Regulated Information

Corporate Highlights of the first half of 2017

In May, Celyad announced a non-exclusive license agreement with Novartis regarding US patents related to allogeneic CAR-T cells. The agreement includes Celyad’s intellectual property rights under U.S. Patent No. 9,181,527 related to allogeneic human primary T-Cells engineered to be TCR deficient and express a CAR. This agreement is related to two undisclosed targets currently under development by Novartis.

Under the terms of the agreement, Celyad received an upfront payment and is eligible to receive success-based clinical, regulatory and commercial milestone payments in aggregate amounts of up to $96 million. In addition, Celyad is eligible to receive royalties based on net sales of the licensed target associated products at percentages in the single digits. Celyad retains all rights to grant further licenses to third parties for the use of allogeneic CAR-T cells.

In August 2017, Celyad amended its agreements with Celdara Medical LLC and Dartmouth College related to the CAR-T NK cell drug product candidates and related technology licensed in January 2015 following the acquisition of OnCyte LLC. Under the amended agreements Celyad is to receive an increased share of future revenues generated by these assets, including revenues from its sub-licensees.

In return, Celyad paid Celdara Medical LLC and Dartmouth College an upfront payment of $12.5 million (€10.6 million) and issued to Celdara Medical LLC $12.5 million worth of Celyad’s ordinary shares at a share price of €32.35. The financial effects of the above transactions have not been brought to account in the interim consolidated financial statements of Celyad as of 30 June 2017 and may materially impact Celyad’s income statement in the consolidated financial statements at year end 2017.

Dr. Christian Homsy, CEO of Celyad, continued: “The non-exclusive license agreement contracted with Novartis serves as a key validation of our central intellectual property position in the allogeneic CAR-T field. Finally, the new terms negotiated with Celdara Medical and Dartmouth College should help provide long-term value to Celyad’s shareholders, while the increased ownership of Celdara Medical in Celyad signals a commitment to our development of promising CAR-T cell therapies.”

Patrick Jeanmart, Chief Financial Officer of Celyad, commented: “Cash and ressource management of our group remains a key focus for Celyad, and this effort has allowed us to meaningfully advance the preclinical and clinical development of our promising CAR-T platform across multiple important indications. We ended the first half of 2017 with €69 million in cash and short-term deposits which we believe is sufficient to support operating expenses and capital expenditure requirements, based on the current scope of our activities, through the first half of 2019.”

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Press Release 29 August 2017 07:00 am CEST Regulated Information

Selected First Half 2017 Financial Results

In million euros	H1 2017	H1 2016
Revenues	3.0	—
Research & Development expenses	(11.1)	(15.4)
General & Administration expenses	(4.2)	(4.7)
Other income/(expenses)	(1.3)	2.9
Operating loss	(13.7)	(17.2)
Loss of the period	(14.4)	(16.9)
Loss per share (in €)	(1.52)	(1.82)
Net cash burned over the period	(13.8)	(21.5)
Cash and short-term investment	68.8	86.0

Celyad’s management will host a conference call at 2pm CEST/8am EDT today Conference Call Details

A conference call will be held on Tuesday 29 August 2017 at 2:00pm (CEST) / 8:00am (EDT) to comment on the mid-year operational and financial results. Christian Homsy, Chief Executive Officer, and Patrick Jeanmart, Chief Financial Officer, will deliver a brief presentation followed by a Q&A session.

Participants are asked to call the assigned numbers approximately five minutes before the conference call begins.

The call can be accessed by dialling the numbers below and using the passcode: 76183347

International:	+44 (0) 1452 584233
Belgium:	02 400 3425
France:	0800 947325
UK:	0800 2795994
US:	1 866 629 0057

***END***

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Press Release 29 August 2017 07:00 am CEST Regulated Information

About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell based therapies. Celyad utilizes its expertise in cell engineering to target cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, CYAD-01 (CAR-T NKG2D), has been evaluated in a single dose escalation Phase I clinical trial to assess the safety and clinical activity of multiple administrations of autologous CYAD-01 cells in seven refractory cancers including five solid tumors (colorectal, ovarian, bladder, triple-negative breast and pancreatic cancers) and two hematological tumors (acute myeloid leukemia and multiple myeloma). Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on the NASDAQ Global Market, all under the ticker symbol CYAD.

For more information about Celyad, please visit: www.celyad.com

For more information, please contact:

For Europe: Consilium Strategic Communications

Chris Gardner and Chris Welsh - T: +44 (0)20 3709 5700 - celyad@consilium-comms.com

For France: NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium: Comfi

Gunther De Backer and Sabine Leclercq - T.: +32 (0)2 290 90 90 - celyad@comfi.be

For the U.S.: Stern Investor Relations

Will O’Connor and Michael Schaffzin - T.: +1 212.362.1200 - celyad@sternir.com

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on LinkedIn & Twitter @CelyadSA

Forward-looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of CYAD-01 cell therapy, including current and planned preclinical and clinical trials for Celyad’s product candidates; the clinical and commercial potential of these product candidates and the adequacy of Celyad’s financial resources; Celyad’s intellectual property portfolio, including plans related thereto; Celyad’s expectations regarding its strategic collaborations and license agreements with third parties, including Novartis, Celdara Medical, and Dartmouth College, and the potential impact of such collaborations on Celyad’s future financial condition; and Celyad’s expected cash burn, which reflect Celyad’s current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical trials or preclinical studies may not be replicated in subsequent trials or studies; risks associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including its clinical trials for CYAD-01; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, Celyad’s ability to enforce its patents against infringers and defend its patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with Celyad’s ability to manage operating expenses; and risks associated with Celyad’s ability to obtain additional funding to support its business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on April 4, 2017 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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